UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         FIRST UNITED BANCSHARES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   33741E104
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement: X (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephens Group, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) X
                                                                      (b)
3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION            Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                                          -0-   (1)

     6.   SHARED VOTING POWER                                        -0-   (1)

     7.   SOLE DISPOSITIVE POWER                                    5,002

     8.   SHARED DISPOSITIVE POWER                                   -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         5,002
     EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW 9               0.10%

12.  TYPE OF REPORTING PERSON                                        CO



     (1) The shares reported hereunder by reporting person are held in trust and voted by The Bank of New York, as Trustee, pursuant to the provisions of a Trust Agreement, a copy of which is attached hereto as
Exhibit 1.

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jackson T. Stephens

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) X
                                                                      (b)

3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION          United States

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                                         -0-   (1)

     6.   SHARED VOTING POWER                                       -0-   (1)

     7.   SOLE DISPOSITIVE POWER                                  198,301

     8.   SHARED DISPOSITIVE POWER                                  -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       198,301
          EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                                         3.84%

12.  TYPE OF REPORTING PERSON                                       IN



     (1) The shares reported hereunder by reporting person are held in trust and voted by The Bank of New York, as Trustee, pursuant to the provisions of a Trust Agreement, a copy of which is attached hereto as
Exhibit 1.

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     W.R. Stephens Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) X
                                                                      (b)
3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION            Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                                      207,884 (1)

     6.   SHARED VOTING POWER                                      -0-   (1)

     7.   SOLE DISPOSITIVE POWER                                 347,955

     8.   SHARED DISPOSITIVE POWER                                 -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      347,955
     EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                                         6.75%

12.  TYPE OF REPORTING PERSON                                       OO



     (1) 140,071 of the 347,955 shares reported hereunder by reporting person are held in trust and voted by The Bank of New York, as Trustee, pursuant to the provisions of a Trust Agreement, a copy of which is attached hereto as Exhibit 1.

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warren A. Stephens Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                     (b)
3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION          Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                                      -0-  (1)

     6.   SHARED VOTING POWER                                    -0-  (1)

     7.   SOLE DISPOSITIVE POWER                                14,270

     8.   SHARED DISPOSITIVE POWER                               -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     14,270
     EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                                       0.28%

12.  TYPE OF REPORTING PERSON                                     OO



     (1) The shares reported hereunder by reporting person are held in trust and voted by The Bank of New York, as Trustee, pursuant to the provisions of a Trust Agreement, a copy of which is attached hereto as
Exhibit 1.

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     W.R. Stephens, Jr. Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) X
                                                                    (b)
3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION            Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                          2,100      (1)

     6.   SHARED VOTING POWER                          -0-      (1)

     7.   SOLE DISPOSITIVE POWER                    187,451

     8.   SHARED DISPOSITIVE POWER                    -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY         187,451
     EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                            3.63%

12.  TYPE OF REPORTING PERSON                          OO



     (1) 185,351 of the 187,451 shares reported hereunder by reporting person are held in trust and voted by The Bank of New York, as Trustee, pursuant to the provisions of a Trust Agreement, a copy of which is attached hereto as Exhibit 1.

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     W.R. Stephens, Jr. Revocable Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                     (b)
3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION            Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                            -0-     (1)

     6.   SHARED VOTING POWER                          -0-     (1)

     7.   SOLE DISPOSITIVE POWER                      1,800

     8.   SHARED DISPOSITIVE POWER                     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY           1,800
     EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                            0.03%

12.  TYPE OF REPORTING PERSON                          OO



     (1) The shares reported hereunder by reporting person are held in trust and voted by The Bank of New York, as Trustee, pursuant to the provisions of a Trust Agreement, a copy of which is attached hereto as
Exhibit 1.

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elizabeth Ann Stephens Campbell Revocable Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) X
                                                                  (b)

3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION            Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                            -0-      (1)

     6.   SHARED VOTING POWER                          -0-      (1)

     7.   SOLE DISPOSITIVE POWER                     41,064

     8.   SHARED DISPOSITIVE POWER                     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY          41,064
     EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                            0.80%

12.  TYPE OF REPORTING PERSON                          OO



     (1) The shares reported hereunder by reporting person are held in trust and voted by The Bank of New York, as Trustee, pursuant to the provisions of a Trust Agreement, a copy of which is attached hereto as
Exhibit 1.

                                  SCHEDULE 13G


CUSIP NO.  33741E104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephens Voting Trust (1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) X
                                                                  (b)

3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION            New York

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   SOLE VOTING POWER                                       585,859(2)

     6.   SHARED VOTING POWER                                        -0-

     7.   SOLE DISPOSITIVE POWER                                     -0-

     8.   SHARED DISPOSITIVE POWER                                   -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       585,859
     EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                                        11.36%

12.  TYPE OF REPORTING PERSON                                       OO



     (1) This trust was created under and pursuant to the terms of a Trust Agreement by and between the other reporting persons herein, as Grantors, and The Bank of New York, as Trustee. A copy of the Trust Agreement is attached hereto as Exhibit 1.

     (2) These shares are voted by The Bank of New York, as Trustee, in accordance with the provisions of the Trust Agreement.

    Item 1(a) Name of Issuer:  First United Bancshares, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:

          Main and Washington Streets
          El Dorado, Arkansas  71730

     Item 2(a) Name of Persons Filing:
                              Stephens Group, Inc.
                              Jackson T. Stephens
                              W.R. Stephens Trust
                              Warren A. Stephens Trust
                              W.R. Stephens, Jr. Trust
                              W.R. Stephens, Jr. Revocable Trust
                              Elizabeth Ann Stephens Campbell Revocable Trust Stephens Voting Trust (See Exhibit 1)

     Item 2(b) Address of Principal Business Office or, if none, Residence:

          111 Center Street
          Little Rock, Arkansas 72201

     Item 2(c) Citizenship:  (See Item 4 of each cover page hereto)

     Item 2(d) Title of Class of Securities:

          Common Stock, Par Value $1.00

     Item 2(e) CUSIP Number:       33741E104



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: (Not Applicable)

     (a)  [ ]       Broker or Dealer registered under Section 15 of the Act
     (b)  [ ]       Bank as defined in section 3(a)(6) of the Act
     (c)  [ ]       Insurance Company as defined in section 3(a)(19) of the
                    Act
     (d)  [ ]       Investment Company registered under section 8 of the
                    Investment Company Act
     (e)  [ ]       Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940
     (f)  [ ]       Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income
                    Security Act of 1974 or Endowment Fund;
                    see SECTION 240.13d-1(b)(1)(ii)(F)
     (g)  [ ]       Parent Holding Company, in accordance with
                    SECTION 240.13d-1(b)(ii)(G)

If this Statement is filed pursuant to Rule 13d-1(b)(2), check this box:

Item 4.   Ownership

     (a) Amount Beneficially Owned: (See Item 9 of each cover page hereto)

     (b)  Percent of Class:  (See Item 11 of each cover page hereto)

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote                *

          (ii) shared power to vote or to direct the vote              *

          (iii) sole power to dispose or to direct the disposition of  *

          (iv) shared power to dispose or direct the disposition of    *


     *    See Items 5-8 of each cover page hereto.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          See Item 2(a) above and each cover page hereto.

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   June 16, 1994


                                   STEPHENS GROUP, INC.


                                 BY:___________________________________
                                   David A. Knight, Vice President


                                   __________________________________
                                   JACKSON T. STEPHENS


                                   W.R. STEPHENS TRUST


                                 BY:___________________________________
                                   Bess C. Stephens, Trustee


                                 BY:___________________________________
                                   Jackson T. Stephens, Trustee


                                 BY:___________________________________
                                   Vernon J. Giss, Trustee



                                   WARREN A. STEPHENS TRUST


                                BY:___________________________________
                                   Warren A.Stephens, Trustee


                                   W.R. STEPHENS, JR. TRUST


                                 BY:___________________________________
                                   Vernon J. Giss, Trustee


                                 BY:___________________________________
                                   Ernest Butler, Jr., Trustee


                                   W.R. STEPHENS, JR. REVOCABLE TRUST


                                  BY:____________________________________
                                   W. R. Stephens, Jr. Trustee

                                   ELIZABETH ANN STEPHENS CAMPBELL
                                   REVOCABLE TRUST


                                 BY:______________________________________
                                   Elizabeth Ann Stephens Campbell, Trustee



                                   STEPHENS VOTING TRUST

                                   BY:  THE BANK OF NEW YORK, TRUSTEE


                                 BY:______________________________________

                                NAME: Thomas A. Burrell

                                TITLE: Assistant Vice President










\form\FirstUnited..13G\MBJ\tj

                                   EXHIBIT 1



TRUST AGREEMENT - Incorporated by reference to Exhibit 9 to Form S-4, Amendment No. 2, of First United Bancshares, Inc. filed on May 4, 1994, Registration Number 33-52341.